15 March 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
<u>of the Securities Exchange Act of 1934 (Ref No. 82-4359)</u>

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached document:-

1) Notice of Changes in Director's Warrantholding (Masnet No:65 and 66)
2) Notice of Changes in Director's Shareholding (Masnet No: 67)

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

dw 3/29

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 66 OF 14.03.2002
Announcement No. 66

WANT WANT HOLDINGS LTD

Notice Of Changes In Director's Warrantholding

Name of director:	LIAO CHING TSUN
Date of notice to company:	14/03/2002
Date of change of interest:	14/03/2002
Name of registered holder:	OCBC Securities Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Transfer of 300,741 warrants to his son, Liao Ying Kai by way of gift.

Shares held in the name of registered holder

No. of warrants of the change:	300,741
% of issued share capital:	0.55
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	Nil
No. of warrants held before change:	300,741
% of issued share capital:	0.55
No. of warrants held after change:	0
% of issued share capital:	0

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of warrants held before change:	300,741	0
% of issued share capital:	0.55	0
No. of warrants held after change:	0	0
% of issued share capital:	0	0
Total shares:	0	0

No. of Warrants: Nil
No. of Options: Nil
No. of Rights: Nil

Submitted by ADRIAN CHAN PENGEE, Company Secretary on 14/03/2002 to the SGX

WANT WANT HOLDINGS LTD

Notice Of Changes In Director's Shareholding

Name of director:	LIAO CHING TSUN
Date of notice to company:	14/03/2002
Date of change of deemed interest:	14/03/2002
Name of registered holder:	LIAO CHING TSUN
Circumstance giving rise to the change:	Others
Please specify details:	Transfer from Liao Ching Tsun's direct account with CDP to Liao Ching Tsun's securities sub-account with OCBC Securities Pte Ltd

Shares held in the name of registered holder

No. of shares of the change:	3,007,418
% of issued share capital:	0.51
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	0
No. of shares held before change:	3,007,418
% of issued share capital:	0.51
No. of shares held after change:	0
% of issued share capital:	0

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	3,007,418
% of issued share capital:	0	0.51
No. of shares held after change:	3,007,418	0
% of issued share capital:	0.51	0
Total shares:	3,007,418	0

No. of Warrants : Nil
No. of Options : Nil
No. of Rights : Nil
No. of Indirect Interest : 3,007,418 shares (Deemed interest through OCBC Securities Pte Ltd)

Submitted by ADRIAN CHAN PENGEE, Company Secretary on 14/03/2002 to the SGX

MASNET No. 65 OF 14.03.2002
Announcement No. 65

WANT WANT HOLDINGS LTD

Notice Of Changes In Director's Warrantholding

Name of director:	LIAO CHING TSUN
Date of notice to company:	14/03/2002
Date of change of deemed interest:	14/03/2002
Name of registered holder:	LIAO CHING TSUN
Circumstance giving rise to the change:	Others
Please specify details:	Transfer from Liao Ching Tsun's direct account with CDP to Liao Ching Tsun's securities sub-account with OCBC Securities Pte Ltd

Shares held in the name of registered holder

No. of warrants of the change:	300,741
% of issued share capital:	0.55
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	0
No. of warrants held before change:	300,741
% of issued share capital:	0.55
No. of warrants held after change:	0
% of issued share capital:	0

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of warrants held before change:	0	300,741
% of issued share capital:	0	0.55
No. of warrants held after change:	300,741	0
% of issued share capital:	0.55	0
Total shares:	300,741	0

No. of Warrants : 300,741(Deemed interest through OCBC Securities Pte Ltd)
No. of Options : Nil
No. of Rights : Nil

Submitted by ADRIAN CHAN PENGEE, Company Secretary on 14/03/2002 to the SGX